September 16, 2025

Bruce Steel
Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa
Suite 105
La Jolla, CA 92037

       Re: Equillium, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-38692
Dear Bruce Steel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences